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                               May 13, 2024

       John Thatch
       Chief Executive Officer
       HWH International Inc.
       4800 Montgomery Lane, Suite 210
       Bethesda, MD 20814

                                                        Re: HWH International
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 3, 2024
                                                            File No. 333-278560

       Dear John Thatch:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 24, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. Please disclose that you have received a notice from Nasdaq indicating that you are no longer in compliance
with the minimum market value of publicly held shares rule as set forth in Nasdaq listing
rules. Please provide an update on the status of this notice. Please also add related
disclosure to the prospectus summary, as well as risk factor disclosure related to the
potential delisting from the exchange.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       22

   2. We note that the projected revenues for 2023 were as high as potentially an 80% increase over the prior year, as
set forth in the projected financial information prepared and provided to Alset's
Board in connection with the evaluation of the business combination.
 John Thatch
HWH International Inc.
May 13, 2024
Page 2
         We also note that your actual revenues for the period reflected a slight decrease from the previous year. Please update your disclosure in "Liquidity and Capital Resources," and elsewhere, to provide updated information about the company's financial position and further risks to the business operations and liquidity in light of these circumstances.
General

3. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
           You state on page 23 that you "have filed a registration statement for an initial
           Business Combination," and that if you are unable to complete such combination, you will cease all operations and redeem the public shares. This statement should be updated given that the business combination was consummated on January 9, 2024.
           You state on page 23 that if you complete the initial business combination, you will, at the option of your Sponsor, repay the extension payments out of the proceeds of the trust account. Please indicate whether these were paid.
           You state on page 24 that management believes you will have sufficient working capital to meet your needs through the earlier of the consummation of a business combination or one year from this filing. This statement should be updated given that the business combination was consummated.
           In the "Results of Operations" section beginning on page 24 you state that you will not generate any operating revenues until after the completion of the initial business combination. Please update this disclosure.
           You state on page 39 that, in order to finance transaction costs related to a business combination, the Sponsor or an affiliate thereof may loan you funds. Please revise this disclosure, as the business combination has already been completed.
           You state on page 37 that the section refers to the company prior to the business combination and the disclosure is focused on the historical SPAC. Please revise to provide the required information for the company as it exists today. Refer to Item
           11(l) of Form S-1 and Item 402 of Regulation S-K.
           The disclosure on page 38 related to certain relationships and related party transactions appears dated and doesn't appear to address the related party transactions
FirstName LastNameJohn
           disclosed in theThatch
                             company's financial statements. For example, Notes
10, 11, and 13
Comapany appear
           NameHWH       International
                   to detail           Inc.not disclosed in this section.
Please update this
                             transactions
           disclosure.
May 13, 2024   Page 2 Refer to Item 11(n) of Form S-1 and Item 404 of
Regulation S-K.
FirstName LastName
 John Thatch
FirstName  LastNameJohn
HWH International Inc. Thatch
Comapany
May        NameHWH International Inc.
     13, 2024
May 13,
Page 3 2024 Page 3
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Donald Field at 202-551-3680 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Darrin Ocasio